ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600

July 10, 2015

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-1090

Re:  Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)

Ladies and Gentlemen:

On behalf of Allianz Funds Multi-Strategy Trust, a Massachusetts business trust (the “Trust”), we are today filing, pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 79 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being submitted in connection with the Trust’s registration of Class R6 shares of AllianzGI Global Allocation Fund and AllianzGI NFJ International Small-Cap Value Fund.

In addition to Part C, the Amendment includes the following documents:

1.	Prospectus for Class R6 shares of AllianzGI Global Allocation Fund and AllianzGI NFJ International Small-Cap Value Fund; and

2.	The Statement of Additional Information of the Trust.

The Trust expects to file an amendment pursuant to Rule 485(b) under the Act on or prior to the effective date of this Amendment in order to include updated financial information.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me (at 617-951-7831) or to George B. Raine (at 617-951-7556) of this firm.

Regards,

/s/ Robert M. Schmidt

Robert M. Schmidt, Esq.

cc:	Julian Sluyters

Thomas J. Fuccillo, Esq.

Angela Borreggine, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

George G. Baxter, Esq.

Sarah H. McLaughlin, Esq.